EXHIBIT 99.2

INDEPENDENT AUDITORS’ REPORT

Osmonics, Inc.

We have audited the consolidated financial statements of Osmonics, Inc. (the Company) as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 and have issued our report thereon dated March 1, 2002.  Such financial statements and report are included in the Company’s 2001 Annual Report to Shareholders and are incorporated herein by reference.  Our audits also included the financial statement schedule of the Company listed in Item 14(a)(2).  This financial statement schedule is the responsibility of the Company’s management.  Our responsibility is to express an opinion based on our audits.  In our opinion, this financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota

March 1, 2002